Lincoln Financial Group

150 N. Radnor Chester Rd.

Radnor, PA 19087

Phone: 484-583-8083

Email: Christina.Pron@lfg.com

VIA EDGAR

April 27, 2020

Keith Carpenter. Esq.

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE: Registrant:	Lincoln Variable Insurance Products Trust ("Trust")
File Nos.:	811-08090 and 033-70742
Series:	LVIP SSGA Emerging Markets Equity Index Fund

Dear Messrs. Carpenter and Zapata:

This letter responds to your comment on February 28, 2020 regarding the summary prospectus for the LVIP SSGA Emerging Markets Equity Index Fund (the "Fund"), a series of the Trust.

The following is your comment and the Trust's response.

1)Consider adding a risk specific to the concentration of the Fund's assets in companies located in China to the Fund's summary prospectus.

A.The following risk disclosure has been added to the Principal Risks in the Fund's summary prospectus and the summary section of the statutory prospectus:

Risk of Concentration in Chinese Securities. The Fund currently invests a significant portion of its assets in companies located in China, and therefore, the Fund has more exposure to the market, currency, economic, political, regulatory, geopolitical and other risks specific to China. Due to the Fund's concentration in securities of issuers located in China, the Fund is subject to greater risks of adverse social, political and economic developments in China.

In addition, the following risk disclosure has been added to the Principal Risks in the Fund's statutory prospectus:

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Lincoln Financial Group

150 N. Radnor Chester Rd.

Radnor, PA 19087

Phone: 484-583-8083

Email: Christina.Pron@lfg.com

Risk of Concentration in Chinese Securities. The Fund currently invests a significant portion of its assets in companies located in China, and therefore the Fund has more exposure to the risks specific to China. China is a developing market and may be subject to considerable degrees of economic, political and social instability. In the past couple of decades, the Chinese government has reformed economic and market practices and expanded the sphere of private ownership in China. Nevertheless, in general the Chinese markets continue to experience inefficiency, volatility and pricing anomalies that result from government influence, a lack of publicly available information, and/or political and social instability. Internal social unrest or confrontations with neighboring countries could also disrupt economic developments in China. Reduction in spending on Chinese products and services, institutions of tariffs or other trade barriers, or a downturn in any of the economies of China's key trading partners may adversely impact the Chinese economy. In addition, from time to time, China has experienced outbreaks of infectious illnesses, diseases or public health emergencies, and could again in the future. Any of these events could reduce consumer demand and/or economic output, result in closure of markets, impose restrictions on travel or quarantines, and could generally significantly impact the Chinese economy, which would adversely affect the Fund's investments in securities of issuers located in China.

Your consideration is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Christina E.Pron
Christina E. Pron

Senior Counsel – Funds Management

Enclosures

cc:Ronald A. Holinsky, Esq. Sam K. Goldstein, Esq. Cherie Wolfskill

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